FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description of Exhibit

99.1	Recent Developments
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2021

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger Orrego
Chief Executive Officer

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This current report on Form 6-K (the “Form 6-K”) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves. These statements appear throughout this Form 6-K and, without limitation, under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021 (the “Form 20-F”). Examples of such forward-looking statements include:

●	expectations about operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

●	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

●	statements about market risks, including interest rate risk and foreign exchange risk;

●	statements about our future economic performance or that of Chile or other countries in which we operate; and

●	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “aims,” “seeks,” “expect,” “intend,” “target,” “objective,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this Form 6-K as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us could significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America, the United States, Europe or Asia;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters or pandemics, such as the novel coronavirus known as COVID-19 (“COVID-19”);

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors” in our Form 20-F.

You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. This cautionary statement should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to publicly release any revisions to such forward-looking statements after the filing of this Form 6-K to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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